UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 2)

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

Alliance One International, Inc.

(Name of Subject Company (Issuer))

5  1⁄2% Convertible Senior Subordinated Notes due 2014

(Title of Class of Securities)

018772AQ6

(CUSIP Number of Class of Securities)

Robert A. Sheets

Executive Vice President and

Chief Administrative Officer

8001 Aerial Center Parkway

Post Office Box 2009

Morrisville, NC 27560-2009

(919) 379-4300

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

Stephen M. Lynch

Robinson, Bradshaw & Hinson, P.A.

101 N. Tryon Street, Suite 1900

Charlotte, NC 28246

(704) 377-2536

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$56,610,278	$7,291.40

(1)	Calculated solely for purposes of determining the amount of the filing fee. The calculation of the transaction value assumes that all $55,000,000 aggregate principal amount of Alliance One International, Inc.’s 5 1⁄2% Convertible Senior Subordinated Notes due 2014 are purchased at the tender offer price of $1,025 per $1,000 principal amount of such notes, plus accrued and unpaid interest on the notes to, but not including, the assumed payment date of February 13, 2014.
(2)	Previously paid. The amount of the filing fee equals $128.80 per $1,000,000 of the value of the transaction.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $7,291.40	Filing Party: Alliance One International, Inc.
Form or Registration No.: Schedule TO and Schedule TO/A	Dates Filed: December 20, 2013 and January 22, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (“SEC”) by Alliance One International, Inc., a Virginia corporation (“Alliance One”), on December 20, 2013, as amended and supplemented by Amendment No. 1 to the Schedule TO (“Amendment No. 1”) filed with the SEC on January 22, 2014 (as so amended and supplemented by Amendment No. 1, the “Original Schedule TO”), relating to Alliance One’s offer to purchase all of the Company’s outstanding 5 1⁄2% Convertible Senior Subordinated Notes due 2014 (the “Convertible Notes”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 20, 2013 (as supplemented and amended by Amendment No. 1, the “Original Offer to Purchase”), and the related Letter of Transmittal (as supplemented and amended by Amendment No. 1, “Letter of Transmittal”), copies of which are filed as exhibits to the Original Schedule TO. Capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Original Offer to Purchase or the Original Schedule TO.

Only those items amended are reported in this Amendment No. 2. Except as specifically provided herein, the terms of the Offer remain the same as set forth in the Original Offer to Purchase and the related Letter of Transmittal. You should read this Amendment No.2, together with the Original Schedule TO, as amended hereby, the Original Offer to Purchase and the Letter of Transmittal.

Item 11 Additional Information.

(c) Other Material Information. The first paragraph of the section entitled “Incorporation of Certain Documents by Reference” of the Original Offer to Purchase is replaced with the following:

Alliance One is “incorporating by reference” the information it has filed with the SEC into this Offer to Purchase, which means that Alliance One is disclosing important information to you by referring you to those documents. Alliance One incorporates by reference into this Offer to Purchase the documents listed below, which were filed with the SEC, and such documents form an integral part of this Offer to Purchase:

•	Alliance One’s Annual Report on Form 10-K for the fiscal year ended March 31, 2013 filed with the SEC on June 17, 2013;

•	Alliance One’s Quarterly Reports on Form 10-Q for the periods ended June 30, 2013, September 30, 2013 and December 31, 2013 filed with the SEC on August 9, 2013, November 5, 2013 and February 4, 2014, respectively;

•	Alliance One’s Current Reports on Form 8-K filed with the SEC on June 13, 2013, June 18, 2013, July 1, 2013, July 17, 2013, July 26, 2013 (two reports), August 1, 2013, August 9, 2013; August 30, 2013, November 21, 2013 and December 20, 2013 and amendments to Current Report on Form 8-K/A filed with the SEC on July 29, 2013 and November 29, 2013;

•	Alliance One’s Definitive Proxy Statement on Schedule 14A filed with the SEC on July 8, 2013.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALLIANCE ONE INTERNATIONAL, INC.

By:	/s/ Joel L. Thomas
Name:	Joel L. Thomas
Title:	Executive Vice President – Chief Financial
Officer

Dated: February 4, 2014

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